Exhibit 99.5

CONSENT OF EXPERT

FILED BY SEDAR

December 23, 2011

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Lake Shore Gold Corp.

Re:                             Press Release issued November 16, 2011, entitled, “Lake Shore Gold Announces Large, High-Grade Initial Resource at Thunder Creek” (the “Release”)

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Dean Crick, P. Geo., to the public filing of the technical report entitled:

“Technical Report On The Initial Mineral Resource Estimate For The “Thunder Creek Property”, Bristol Township, West of Timmins, Ontario, Canada”

dated December 23, 2011 (the “Report”) and to the inclusion of extracts from, or a summary of, the Report in the written disclosure contained in the Release.

I hereby confirm that I have read the written disclosure contained in the Release and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

/s/ Dean Crick, P. Geo.
Dean Crick, P. Geo. (APGO 1071)